Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-164432

May 12, 2010

JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd., or JinkoSolar, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents JinkoSolar has filed with the SEC for more complete information about JinkoSolar and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents JinkoSolar has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JinkoSolar, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-800-221-1037 (calling this number is not toll free outside the United States).  You may also access JinkoSolar’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1481513/000119312510116879/df1a.htm .

This free writing prospectus reflects the following amendments that were made in Amendment No. 8 to JinkoSolar’s registration statement on Form F-1, or Amendment No. 8, as filed via EDGAR with the SEC on May 12, 2010. All references to page numbers and section headings are to the page numbers and section headings in the preliminary prospectus, which forms part of Amendment No. 8.

The disclosure on pages 74 and 75 under the heading “Recent Developments” has been amended and replaced in its entirety with following disclosure:

RECENT DEVELOPMENTS

The following tables set forth our condensed consolidated balance sheet information as of December 31, 2009 and our unaudited condensed consolidated balance sheet information as of March 31, 2010, and our unaudited condensed consolidated statements of operations information for the three months ended December 31, 2009 and March 31, 2010, respectively. We have prepared the unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our financial results for the three months ended March 31, 2010 may not be indicative of our full year results for 2010 or any future interim periods. Please refer to “Risk Factors — Risks Related to Our Business and Our Industry — Our operating results may fluctuate from period to period in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting Our Results of Operations — Industry Demand for Solar Power Products” and “— Selected Quarterly Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	For the Three Months Ended
	December 31, 2009 (RMB) (unaudited)	March 31, 2010 (RMB) (unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	687,831.5	548,867.7
Cost of revenues	(576,103.2)	(419,028.0)
Gross profit	111,728.3	129,839.7
Total operating expenses	(40,080.0)	(32,722.9)
Income from operations	71,648.3	97,116.8
Interest expenses, net	(10,346.2)	(11,448.1)
Subsidy income	281.5	1,176.2
Investment gain	82.1	—
Exchange loss	(1,514.3)	(1,047.5)
Other expenses, net	(742.9)	(396.5)
Change in fair value of derivatives	22,939.3	54.9
Income before income taxes	82,347.8	85,455.8
Income taxes benefit/(expense)	1,342.0	(12,049.3)
Net income attributable to JinkoSolar Holding Co., Ltd.	83,689.8	73,406.5
Series A redeemable convertible preferred shares accretion	(8,537.8)	(8,909.7)
Series B redeemable convertible preferred shares accretion	(11,199.6)	(11,605.0)
Allocation to preferred shareholders	(10,102.2)	(10,102.9)
Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders	53,850.2	42,788.9
Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share basic and diluted	1.06	0.84
Net income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1) basic and diluted	4.24	3.36
Weighted average ordinary shares outstanding basic and diluted	50,731,450	50,731,450

(1)	Each ADS represents four ordinary shares.

	As of
	December 31, 2009 (RMB)	March 31, 2010 (RMB) (unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalent	152,479.6	159,599.6
Restricted cash	72,827.2	94,567.4
Accounts receivable-a related party	100.4	100.4
Accounts receivable-third parties	236,796.6	238,860.6
Advances to suppliers	93,324.1	159,765.2
Inventories	245,192.4	398,026.5
Total current assets	970,650.4	1,195,257.4
Property, plant and equipment, net	741,481.4	814,886.1
Land use rights, net	228,377.5	227,433.7
Advances to suppliers to be utilized beyond one year	230,899.5	227,069.5
Total assets	2,242,649.3	2,587,514.2

Accounts payable	99,932.8	224,016.4
Notes payable	81,643.2	108,763.1
Advance from third party customers	36,777.8	62,924.2
Derivative liabilities	54.9	—
Short-term borrowings from third parties (including current portion of long-term debt)	576,084.0	705,984.0
Total current liabilities	946,782.3	1,238,113.4
Long-term borrowings (excluding current portion)	348,750.0	328,875.0
Total liabilities	1,299,811.8	1,571,279.2

Series A redeemable convertible preferred shares	189,057.9	197,967.6
Series B redeemable convertible preferred shares	287,703.8	299,308.9
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	466,075.8	518,958.5
Total liabilities and equity	2,242,649.3	2,587,514.2

The following tables set forth certain other financial and operating data of our company for the three months ended December 31, 2009 and March 31, 2010, respectively. Gross margin, operating margin and net margin represent the gross profit, income from operations and net income as a percentage of our revenues, respectively.

	For the three months ended
	December 31, 2009	March 31, 2010
	(RMB in thousands, except percentages)
Other Financial Data:
Gross margin	16.2%	23.7%
Net margin	12.2%	13.3%
Total revenues:	687,831.5	548,867.7
Sales of recovered silicon materials	3.8	—
Sales of silicon ingots	—	0.9
Sales of silicon wafers	379,949.6	297,416.3
Sales of solar cells	136,040.8	151,806.6
Sales of solar modules	165,274.5	89,245.2
Processing service fees	6,562.8	10,398.8

	For the three months ended
	December 31, 2009	March 31, 2010
	(RMB in thousands, except percentages)
Operating Data:
Sales volume:
Recovered silicon materials (metric tons)	—	—
Silicon ingots (MW)	—	—
Silicon wafers (MW)	68.5	54.9
Solar cells (MW)	16.3	19.2
Solar modules (MW)	13.1	7.7
Average selling price (RMB)
Recovered silicon materials (per kilogram)	—	—
Silicon ingots (per watt)	—	—
Silicon wafers (per watt)	5.5	5.4
Solar cells (per watt)	8.3	7.9
Solar modules (per watt)	12.6	11.6

Results of Operations for the First Quarter of 2010

Total Revenues. Total revenues decreased by 20.2% from RMB687.8 million in the fourth quarter of 2009 to RMB548.9 million in the first quarter of 2010, primarily due to a decrease in the sales of solar modules and silicon wafers, partially offset by an increase in the sales of solar cells.

Sales of solar modules decreased by 46.0% from RMB165.3 million in the fourth quarter of 2009 to RMB89.2 million in the first quarter of 2010, primarily because we did not recognize revenue during the quarter for a portion of our shipments made in the first quarter of 2010 which had not been received and accepted by the customers as of March 31, 2010.

Sales of silicon wafers decreased by 21.7% from RMB380.0 million in the fourth quarter of 2009 to RMB297.4 million in the first quarter of 2010, primarily due to an increase in the amount of silicon wafers we used for our own production of solar cells in the first quarter of 2010, which reduced the amount of silicon wafers available for sales.

Sales of solar cells increased by 11.6% from RMB136.0 million in the fourth quarter of 2009 to RMB151.8 million in the first quarter of 2010, primarily due to an increase in our production capacity of solar cells.

Cost of Revenues. Cost of revenues decreased by 27.3% from RMB576.1 million in the fourth quarter of 2009 to RMB419.0 million in the first quarter of 2010, primarily due to a decrease in the sales of silicon wafers and solar modules and a decrease in the purchase prices of silicon raw materials.

Gross Profit. Gross profit increased by 16.2% from RMB111.7 million in the fourth quarter of 2009 to RMB129.8 million in the first quarter of 2010. Gross margin increased from 16.2% in the fourth quarter of 2009 to 23.7% in the first quarter of 2010, primarily due to an increase in the vertical integration of our production process which enabled us to capture additional profit in the entire value chain by reducing the outsourcing of silicon wafers and solar cells as raw materials in our production process and the decrease in the purchase prices of silicon raw materials.

Operating Expenses. Operating expenses decreased by 18.5% from RMB40.1 million in the fourth quarter of 2009 to RMB32.7 million in the first quarter of 2010, primarily due to a decrease in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses decreased by 22.0% from RMB25.4 million in the fourth quarter of 2009 to RMB19.8 million in the first quarter of 2010 primarily because in the fourth quarter of 2009 we recorded a provision of RMB2.0 million for impairment of an advance payment in connection with the purchase of silicon ingots from a supplier and a provision of RMB2.8 million for impairment of accounts receivable in connection with the sale of solar modules to a customer, whereas we did not record such provision in the first quarter of 2010. Our selling and marketing expenses decreased by 28.1% from RMB13.9 million in the fourth quarter of 2009 to RMB10.0 million in the first quarter of 2010, primarily due to a decrease in the number of overseas trade exhibitions we attended. Our research and development expenses decreased by 34.8% from RMB4.6 million in the fourth quarter of 2009 to RMB3.0 million in the first quarter of 2010, primarily due to the cost in relation to the testing of our solar cell production techniques in the fourth quarter of 2009.

Income from Operations. Income from operations increased by 35.6% from RMB71.6 million in the fourth quarter of 2009 to RMB97.1 million in the first quarter of 2010. Our operating margin increased to 17.7% in the first quarter of 2010 from 10.4% in the fourth quarter of 2009.

Interest Expense, Net. Our net interest expense increased by 10.7% from RMB10.3 million in the fourth quarter of 2009 to RMB11.4 million in the first quarter of 2010, primarily due to an increase in our average balance of borrowings.

Subsidy Income. We received government subsidy totalling RMB1.2 million in the first quarter of 2010 primarily for our expansion of production scale; whereas in the fourth quarter of 2009, we received government subsidy of RMB281,600.

Exchange Loss. We incurred foreign exchange loss of RMB1.0 million in the first quarter of 2010, primarily due to the effect of the depreciation of Euro against Renminbi on our Euro denominated accounts receivable. We incurred foreign exchange loss of RMB1.5 million in the fourth quarter of 2009, primarily due to the effect of the appreciation of Japanese Yen against Renminbi on our Japanese Yen denominated accounts payable.

Other Expenses, Net. Our net other expenses decreased by 42.9% from RMB0.7 million in the fourth quarter of 2009 to RMB0.4 million in the first quarter of 2010.

Change in Fair Value of Derivatives. We had non-cash gain in change of fair value of derivatives of RMB22.9 million in the fourth quarter of 2009 and non-cash gain in change of fair value of derivatives of RMB54,900 in the first quarter of 2010. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Redeemable Convertible Preferred Shares.”

Income Tax. We incurred income taxes of RMB12.0 million (US$1.8 million) in the first quarter of 2010, primarily because Jiangxi Jinko and Zhejiang Jinko were subject to income tax at 12.5% commencing on January 1, 2010. We did not have income tax expenses in the fourth quarter of 2009 because Jiangxi Jinko and Zhejiang Jinko were exempt from income tax for the year ended December 31, 2009. In addition, we had deferred tax benefits of RMB1.3 million in the fourth quarter of 2009 resulting from the provisions for inventories, accounts receivable and other receivables we made in the fourth quarter of 2009 which would be deductible in the future.

Net Income Attributable to JinkoSolar Holding Co., Ltd. As a result of the factors discussed above, our net income attributable to JinkoSolar Holding Co., Ltd. decreased by 12.3% from RMB83.7 million in the fourth quarter of 2009 to RMB73.4 million in the first quarter of 2010. Our net profit margin increased from 12.2% in the fourth quarter of 2009 to 13.3% in the first quarter of 2010.

The disclosure on page 87 under “Management Discussion and Analysis of Financial Condition and Results of Operations—Selected Statement of Operations Items—Share-based Compensation” has been amended to include the following sentences after the second sentence in the first paragraph:

We are currently in the process of evaluating the dollar impact of the modification on our results of operations. We anticipate that, as a result of the modification, upon completion of this offering, we will incur incremental share-based compensation expense which may have a material impact on our results of operations for the quarter in which this offering is completed.